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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549
                                   FORM 4
                   STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1.   Name and Address of Reporting Person: Joseph O. Etchart
       632 4th Avenue North, Glasgow, Montana 59230

2.   Issuer Name and Ticker or Trading Symbol:
        Alpine Air Express, Inc., "ALPE"

3.   IRS or Social Security Number of Reporting Person (Voluntary):

4.   Statement for Month/Year: April 2002

5.   If Amendment, Date of Original (Month/Year):

6.   Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     (X) Director ( ) Officer, give title below ( ) 10% Owner ( ) Other
     Title:

7.   Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I
NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of Security:  Common Stock
2. Transaction Date (Month/Day/Year):
3. Transaction Code:
4. Securities Acquired (A) or Disposed of (D): Amount:
5. Amount of Securities Beneficially Owned at End of Month: 3,200
6. Ownership Form:  Direct (D) or Indirect (I): D-2,200; I-1,000
7. Nature of Indirect Beneficial Ownership: Mr. Etchart is a custodian on a uniform gift to minors account with 1,000 shares in it.

TABLE II
DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF OR BENEFICIALLY OWNED
A)
1. Title of Derivative Security: Stock Option
2. Conversion or Exercise Price of Derivative Security:
3. Transaction Date (Month/Day/Year): April 1, 2002
4. Transaction Code: E
5. Number of Derivative Securities Acquired (A) or Disposed of (D): 272 (D)
6. Date Exercisable and Expiration Date (Month/Day/Year):
7. Title and Amount of Underlying Securities: Common Stock-272
8. Price of Derivative Security: -0-

B)
1. Title of Derivative Security: Stock Option
2. Conversion or Exercise Price of Derivative Security: $7.50
3. Transaction Date (Month/Day/Year): April 15, 2002
4. Transaction Code: A
5. Number of Derivative Securities Acquired (A) or Disposed of (D): 427 (A)
6. Date Exercisable and Expiration Date (Month/Day/Year): 4/15/04-4/14/12
7. Title and Amount of Underlying Securities: Common Stock-427
8. Price of Derivative Security: -0-
9. Number of Derivative Securities Beneficially Owned at End of Month: 427

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10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I): D
11.  Nature of Indirect Beneficial Ownership: NA

Explanation of Responses:
On April 1, 2002, Mr. Etchart terminated his consulting arrangement with Alpine when he accepted a directorship with Alpine. As a result of the termination of Mr. Etchart's consulting contract, 227 stock options expired on their terms.

Signature of Reporting Person:
/s/
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Joseph O. Etchart
Date:     May 4, 2002